SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

OCCAM NETWORKS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

67457P101

(CUSIP Number)

John Geschke

General Counsel

Norwest Venture Partners

525 University Avenue

Palo Alto, CA  94301

(650) 321-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67457P101		13D

1.	Name of Reporting Persons Norwest Venture Partners VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,909,493 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,909,493 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,909,493 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 9.07% (2)

14.	Type of Reporting Person (See Instructions) PN

(1)   This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)   This percentage is calculated based upon 21,058,093 shares deemed to be outstanding as of July 23, 2010 in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 30, 2010.

CUSIP No. 67457P101		13D

1.	Name of Reporting Persons NVP Entrepreneurs Fund VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 94,651 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 94,651 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 94,651 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.45% (2)

14.	Type of Reporting Person (See Instructions) PN

(1)   This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)   This percentage is calculated based upon 21,058,093 shares deemed to be outstanding as of July 23, 2010 in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 30, 2010.

CUSIP No. 67457P101		13D

1.	Name of Reporting Persons Itasca VC Partners VIII, LLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,004,144 shares of Common Stock (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,004,144 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,004,144 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 9.52% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)   This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)   Includes: (i) 1,909,493 shares of Common Stock held by Norwest Venture Partners VIII, L.P. (“NVP VIII”) and (iii) 94,651 shares of Common Stock held by NVP Entrepreneurs Fund VIII, L.P. (“NVP Entrepreneurs”).  Itasca VC Partner VIII, LLP (“Itasca VIII”)  is the general partner of NVP VIII and NVP Entrepreneurs, and may be deemed to have indirect beneficial ownership of the shares held by NVP VIII and NVP Entrepreneurs.

(3)   This percentage is calculated based upon 21,058,093 shares deemed to be outstanding as of July 23, 2010 in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 30, 2010.

CUSIP No. 67457P101		13D

1.	Name of Reporting Persons George J. Still, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,009,662 shares of Common Stock (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,009,662 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,009,662 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 9.54% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes: (i) 5,518 shares of Common Stock held by Norwest Equity Capital, L.L.C., a limited liability company organized under the laws of the State of Delaware (“NEC”), (ii) 1,909,493 shares of Common Stock held by NVP VIII and (iii) 94,651 shares of Common Stock held by NVP Entrepreneurs Fund. George J. Still, Jr. (“Still”) and Promod Haque (“Haque”) are managing partners of Itasca Itasca VIII the general partner of NVP VIII and NVP Entrepreneurs, and may be deemed to have indirect beneficial ownership of the shares held by NVP VIII and NVP Entrepreneurs. Messrs. Still and Haque are managing members of Itasca NEC LLC, the managing member of NEC, and may be deemed to have indirect beneficial ownership of the shares held by NEC. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)	This percentage is calculated based upon 21,058,093 shares deemed to be outstanding as of July 23, 2010 in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 30, 2010.

CUSIP No. 67457P101		13D

1.	Name of Reporting Persons Promod Haque

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,009,662 shares of Common Stock (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,009,662 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,009,662 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 9.54% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes: (i) 5,518 shares of Common Stock held by NEC, (ii) 1,909,493 shares of Common Stock held by NVP VIII and (iii) 94,651 shares of Common Stock held by NVP Entrepreneurs. Still and Haque are managing partners of Itasca VIII, the general partner of NVP VIII and NVP Entrepreneurs, and may be deemed to have indirect beneficial ownership of the shares held by NVP VIII and NVP Entrepreneurs. Still and Haque are managing members of Itasca NEC LLC, the managing member of NEC, and may be deemed to have indirect beneficial ownership of the shares held by NEC. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)	This percentage is calculated based upon 21,058,093 shares deemed to be outstanding as of July 23, 2010 in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 30, 2010.

CUSIP No. 67457P101		13D

1.	Name of Reporting Persons Robert B. Abbott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 54,228 (2)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 54,228 (2)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,228 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.26% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)   This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)   Consists of 52,978 shares of Common Stock and options to purchase 1,250 shares of Common Stock held directly by Mr. Abbott and issued to Mr. Abbott in connection with his service as a member of the Issuer’s Board of Directors.

(3)   This percentage is calculated based upon 21,058,093 shares deemed to be outstanding as of July 23, 2010 in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 30, 2010.

Introductory Note: This statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) is being filed on behalf of Norwest Venture Partners VIII, L.P., a limited partnership organized under the laws of the State of Delaware, NVP Entrepreneurs Fund VIII, L.P., a limited partnership organized under the laws of the State of Delaware (collectively, the “Norwest Entities”), Itasca VC Partners VIII, LLP, a limited liability partnership organized under the State of Delaware, and Messrs. George J. Still, Jr., Promod Haque and Robert B. Abbott (collectively with the Norwest Entities, the “Reporting Persons”) in respect of shares of Common Stock, $0.0001 par value per share (“Common Stock”), of Occam Networks, Inc. (the “Issuer”).

Item 1.    Security and Issuer.

This statement relates to shares of Common Stock, $0.0001 par value, of Occam Networks, Inc. having its principal executive office at 6868 Cortona Drive, Santa Barbara, California 93117.

Item 2.            Identity and Background.

(a)           The name of the reporting persons are Norwest Venture Partners VIII, L.P. (“NVP VIII”), NVP Entrepreneurs Fund VIII, L.P. (“NVP Entrepreneurs”), and Itasca VC Partners VIII, LLP (“Itasca VIII”), Messrs. George J. Still, Jr. (“Still”), Promod Haque (“Haque”) and Robert B. Abbott (“Abbott”).  A copy of their agreement in writing to file this statement of behalf of each of them is attached hereto as Exhibit 1.  NVP VIII and NVP Entrepreneurs are limited partnerships organized under the laws of the State of Delaware.  Itasca VIII is a limited liability partnership organized under the laws of the State of Delaware.  Messrs. Still and Haque are managing partners of Itasca VIII, the general partner of the Norwest Entities.  Mr. Abbott is a non managing partner of Itasca VIII .

(b)           The business address for NVP VIII, NVP Entrepreneurs, Itasca VIII, Still, Haque and Abbott is 525 University Avenue, Suite 800, Palo Alto, CA  94301.

(c)           Messrs. Still and Haque are managing partners of Itasca VIII, the general partner of the Norwest Entities.  Mr. Abbott is a non managing partner of Itasca VIII.  The principal business for each of the forgoing reporting persons is the venture capital investment business.

(d)           During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            NVP VIII and NVP Entrepreneurs are limited partnerships organized under the laws of the State of Delaware.  Itasca VIII is a limited liability partnership organized under the laws of the State of Delaware.  Messrs. Still, Haque and Abbott are citizens of the USA.

Item 3. Source and Amount of Funds or Other Consideration.

The shares held by the Norwest Entities were acquired in a series of private placements which were completed between January 2001 and January 2005.  No part of the purchase price of the shares held by the Norwest Entities was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Securities.  The shares and options to acquire shares held by Abbott were issued and/or granted to him in connection with his service as a member of the Issuer’s Board of Directors between May 2002 and

November 2009.

Item 4.            Purpose of Transaction.

Subsequent to the acquisition of the Reporting Persons of the securities listed in Item 5 (a) and (b), Robert L. Howard-Anderson, Jeanne Seeley, Mark Rumer, David C. Mason, Russell J. Sharer, Greg Dion, Steven M. Krausz, Robert B. Abbott, Robert E. Bylin, Thomas E. Pardun, A.J. “Bert” Moyer, Brian Strom, US Venture Partners VII, L.P., USVP Entrepreneur Partners VII-A, L.P., USVP Entrepreneur VII-B, L.P., 2180 Associates Fund VII, L.P., NVP VIII, LP and NVP Entrepreneurs (each, a “Stockholder” and, collectively, the “Stockholders”), Calix, Inc. (“Calix”), Ocean Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Calix (“Merger Sub”) and Ocean Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Calix (“Second Merger Sub”) became parties to a Support Agreement, dated as of September 16, 2010 (the “Support Agreement”). The Support Agreement was entered into as a condition to the willingness of each of Calix, Merger Sub and Second Merger Sub to enter into an Agreement and Plan of Merger and Reorganization, dated as of September 16, 2010 (the “Merger Agreement”), by and among Calix, Merger Sub, Second Merger Sub and the Issuer. Pursuant to, and subject to the terms and condition contained in, the Merger Agreement, Merger Sub will merge with and into the Issuer (the “First Merger”), immediately following which the Issuer will merge with and into Second Merger Sub (the “Second Merger,” and together with the First Merger, the “Transaction”) and Second Merger Sub will continue as the surviving company (the “Surviving Company”) as a wholly-owned subsidiary of Calix.  The Merger is subject to a number of conditions, and there is no certainty that the Transaction will be consummated.

Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any shares of Common Stock other than the interests described in Item 5 (a) and (b) below for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Pursuant to the Support Agreement, at any meeting of the stockholders of the Issuer called to seek stockholder adoption of the Merger Agreement or in any written action by consent of the stockholders of the Issuer sought with respect to the adoption of the Merger Agreement (“Stockholder Approval”), each Stockholder agreed to, including by executing a written consent solicitation, vote (or cause to be voted) the Subject Shares (as defined in the Merger Agreement) in favor of granting the Stockholder Approval, and against any competing transaction involving the transfer of more than 15% of any class of voting securities or assets of the Issuer, any dissolution or liquidation of the Issuer and any amendment to the Issuer’s certificate of incorporation of bylaws that is intended to or could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Transaction.

The Stockholders have granted an irrevocable proxy to the Reporting Person to vote their Subject Shares or grant a written consent or approval in respect of the Subject Shares in accordance with the immediately preceding paragraph.

The Stockholders also agreed not to directly or indirectly (i) sell, pledge, encumber, grant an option with respect to, transfer or dispose of (collectively, “Transfer”), or enter into any agreement or commitment contemplating a possible Transfer of, any of such Stockholder’s Subject Shares to any person, or (ii) reduce such Stockholders’ beneficial ownership of, interest in or risk relating to such Subject Shares, except in each case for specified permitted transfers following which the transferee shall be bound by all of the terms of the Support Agreement. The number of Subject Shares beneficially owned by each Stockholder are set forth in Schedule A to the Support Agreement.

The Support Agreement will terminate upon the earlier to occur of (i) the effective time of the First Merger (the “Effective Time”), and (ii) the date upon which the Merger Agreement is validly terminated in accordance with its terms (the “Expiration Date”).

The descriptions of the Merger Agreement and the Support Agreement contained herein are qualified in their entirety by reference to such agreements, which are filed as Exhibit 2 and Exhibit

3 hereto, respectively, and are incorporated by reference herein.

Pursuant to the Merger Agreement, at the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Issuer as the surviving corporation of the First Merger, and shall hold office until their respective successors are duly elected and qualified in accordance with the certificate of incorporation and bylaws of the Issuer and until the Second Merger becomes effective. Pursuant to the Merger Agreement, at the Effective Time, the officers of the Issuer immediately prior to the Effective Time will continue to be the officers of the Issuer as the surviving corporation of the First Merger, until the effective time of the Second Merger. Pursuant to the Merger Agreement, at the effective time of the Second Merger, the Surviving Company will cease to have a board of directors, and the Surviving Company will be a limited liability company managed by the Reporting Company as its sole member. Pursuant to the Merger Agreement, at the effective time of the Second Merger, the officers of Second Merger Sub immediately prior to the at the effective time of the Second Merger shall be the initial officers of the Surviving Company and shall hold office until their respective successors are duly elected and qualified in accordance with the organizational documents of the Surviving Company. The existing officers of Second Merger Sub are Carl Russo, President and Chief Executive Officer, Kelyn Brannon, Chief Financial Officer and Treasurer, and Denis Quinlan, Secretary.

Pursuant to the Merger Agreement, at the Effective Time, the certificate of incorporation of the Issuer as the surviving corporation of the First Merger shall be amended and restated to read in its entirety as the certificate of incorporation of First Merger Sub, except that the name of the Issuer shall not be amended and, as so amended and restated, shall be the certificate of incorporation of the Issuer. Pursuant to the Merger Agreement, at the Effective Time, the bylaws of the Issuer shall be amended and restated in its entirety to read as the bylaws of First Merger Sub, except that the name of the Issuer shall not be amended and, as so amended and restated, shall be the bylaws of the Issuer. At the effective time of the Second Merger, the certificate of formation of the Surviving Company shall be the certificate of formation of Second Merger Sub, except that the name of the Surviving Company shall be amended to be Occam Networks, LLC.

The Common Stock is traded on the NASDAQ Global Market (“NASDAQ”) under the trading symbol “OCNW.” The Common Stock will be de-registered pursuant to Section 12(g)(4) of the Exchange Act, and the trading of the Common Stock will cease on the NASDAQ, in each case at the Effective Time.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being de-listed from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5 (a) and (b).                 Interest in Securities of the Issuer.

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of October 13, 2010:

Norwest Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power		Sole Dispositive Power	Shared Dispositive Power		Beneficial Ownership		Percentage of Class (3)

Norwest Venture Partners VIII, L.P.	1,909,493	1,909,493	0		1,909,493	0		1,909,493		9.07%

NVP Entrepreneurs Fund VIII, L.P.	94,651	94,651	0		94,651	0		94,651		0.45%

Itasca VC Partners VIII, LLP	0	0	2,004,144	(1)	0	2,004,144	(1)	2,004,144	(1)	9.52%

George J. Still, Jr.	0	0	2,009,662	(2)	0	2,009,662	(2)	2,009,662	(1)	9.54%

Promod Haque	0	0	2,009,662	(2)	0	2,009,662	(2)	2,009,662	(1)	9.54%

Robert B. Abbott	54,228	54,228	0		54,228	0		54,228		0.26%

(1)   Includes: (i) 1,909,493 shares of Common Stock held by NVP VIII and (ii) 94,651 shares of Common Stock held by NVP Entrepreneurs.  Itasca VIII is the general partner of NVP VIII and NVP Entrepreneurs, and may be deemed to have indirect beneficial ownership of the shares held by NVP VIII and NVP Entrepreneurs.

(2)   Includes: (i) 5,518 shares of Common Stock held by Norwest Equity Capital, L.L.C., a limited liability company organized under the laws of the State of Delaware (“NEC”), (ii) 1,909,493 shares of Common Stock held by NVP VIII and (iii) 94,651 shares of Common Stock held by NVP Entrepreneurs.  Messrs. Still and Haque are managing partners of Itasca VIII the general partner of NVP VIII and NVP Entrepreneurs, and may be deemed to have indirect beneficial ownership of the shares held by NVP VIII and NVP Entrepreneurs.  Messrs. Still and Haque are managing members of Itasca NEC LLC, the managing member of NEC, and may be deemed to have indirect beneficial ownership of the shares held by NEC.  These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)   This percentage is calculated based upon 21,058,093 shares deemed to be outstanding as of July 23, 2010 in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 30, 2010.

Item 5(c).       Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in shares of Common Stock during the past 60 days.

Item 5(d).       No other person is known to have the right to receive or the power to direct the receipt of dividends from or any proceeds from the sale of the shares of Common Stock beneficially owned by the Reporting Persons.

Item 5(e).       Not applicable.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.            Materials to be Filed as Exhibits.

Exhibit 1 — Agreement regarding filing of joint Schedule 13D.

Exhibit 2 — Support Agreement, dated September 16, 2010, by and among Calix, Inc., Ocean Sub I, Inc., Ocean Sub II, LLC, Robert L. Howard-Anderson, Jeanne Seeley, Mark Rumer, David C. Mason, Russell J. Sharer, Greg Dion, Steven M. Krausz, Robert B. Abbott, Robert E. Bylin, Thomas E. Pardun, Albert Moyer, Brian Strom, US Venture Partners VII, L.P., USVP Entrepreneur Partners VII-A, L.P., USVP Entrepreneurs VII-B, L.P., 2180 Associates Fund VII, L.P., Norwest NVP VIII, LP and NVP Entrepreneurs.

Exhibit 3 — Agreement and Plan of Merger and Reorganization, dated as of September 16, 2010, by and among Occam Networks, Inc., Ocean Sub I, Inc., Ocean Sub II, LLC and Calix, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 14, 2010	NORWEST VENTURE PARTNERS VIII, L.P.

BY: ITASCA VC PARTNERS VIII, LLP
ITS: GENERAL PARTNER

	By:	/s/ Kurt L. Betcher
Kurt L. Betcher, CFO

October 14, 2010	NVP ENTREPRENEURS FUND VIII, L.P.

BY: ITASCA VC PARTNERS VIII, LLP
ITS: GENERAL PARTNER

	By:	/s/ Kurt L. Betcher
Kurt L. Betcher, CFO

October 14, 2010	ITASCA VC PARTNERS VIII, LLP

	By:	/s/ Kurt L. Betcher
Kurt L. Betcher, CFO

October 14, 2010	By:	/s/ Kurt L. Betcher
George J. Still, Jr.
	By:	Kurt L. Betcher, as Attorney-in-Fact

October 14, 2010	By:	/s/ Promod Haque
Promod Haque

October 14, 2010	By:	/s/ Robert B. Abbott
Robert B. Abbott

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the common stock of Occam Networks, Inc. is filed on behalf of each of the undersigned.

October 14, 2010	NORWEST VENTURE PARTNERS VIII, L.P.

BY: ITASCA VC PARTNERS VIII, LLP
ITS: GENERAL PARTNER

	By:	/s/ Kurt L. Betcher
Kurt L. Betcher, CFO

October 14, 2010	NVP ENTREPRENEURS FUND VIII, L.P.

BY: ITASCA VC PARTNERS VIII, LLP
ITS: GENERAL PARTNER

	By:	/s/ Kurt L. Betcher
Kurt L. Betcher, CFO

October 14, 2010	ITASCA VC PARTNERS VIII, LLP

	By:	/s/ Kurt L. Betcher
Kurt L. Betcher, CFO

October 14, 2010	By:	/s/ Kurt L. Betcher
George J. Still, Jr.
	By:	Kurt L. Betcher, as Attorney-in-Fact

October 14, 2010	By:	/s/ Promod Haque
Promod Haque

October 14, 2010	By:	/s/ Robert B. Abbott
Robert B. Abbott

EXHIBIT 2

SUPPORT AGREEMENT

EXHIBIT 3

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

POWER OF ATTORNEY

For Executing and Filing Statements and Reports Pursuant to

Section 13 of the Securities Act of 1934

Know all by these presents, that the undersigned hereby constitutes and appoints each of Kurt L. Betcher, Bobbi V. Mattos, Mary E. Schaffner, and Laurel A. Holschuh, signing singly, his/her true and lawful attorney-in-fact to:

(1)           execute for and on behalf of the undersigned any and all statements and reports, and any and all amendments thereto, filed under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules thereunder, including without limitation, all statements on Schedule 13D and 13G and all amendments thereto, all joint filing agreements pursuant to Rule 13d-1(f)(iii) under the Exchange Act in connection with such statements, and all documents that may be required from time to time to be filed with the Securities and Exchange Commission in connection therewith;

(2)           do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such statement or report and the timely filing of such statement or report with the Securities and Exchange Commission and any other authority; and

(3)           take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his/her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his/her substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 13 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer affiliated with one or more of the entities known collectively as “Norwest Equity Partners” or “Norwest Venture Partners,” unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 23rd day of July, 2002.

/s/ George J. Still, Jr.
George J. Still, Jr.